08002501

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fuji Heavy Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2008
THOMSON REUTERS

FILE NO. 82- 01132 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/13/08


FASF
MEMBERSHIP

FY2008 Consolidated Financial Results

For the Year Ended March 31, 2008

April 28, 2008

Company Name	:	**Fuji Heavy Industries Ltd.** (Tokyo Stock Exchange First Section, Code No.7270)
URL	:	http://www.fhi.co.jp/english/ir/
Representative	:	Ikuo Mori, President and CEO
Contact for Inquiries	:	Kazuto Sakamoto, General Manager of Administration Department Phone : +81-3-3347-2005
General Meeting of Shareholders	:	Scheduled on June 25, 2008
Payment of Dividends	:	Scheduled for starting from June 26, 2008

1. Performance in FY 2008 (from April 1, 2007 to March 31, 2008)

(1) Consolidated Results of Operations

(In Japanese yen rounded to million, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
FY 2008	1,572,346	5.2 %	45,680	(4.6%)	45,437	7.6 %	18,481	(42.1%)
FY 2007	1,494,817	1.2 %	47,906	(17.9%)	42,215	(9.7 %)	31,899	104.3%

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from previous fiscal year.

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
FY 2008	25.73	25.73	3.7%	3.5%	2.9%
FY 2007	44.46	44.44	6.6%	3.2%	3.2%

Note: Equity in net income of unconsolidated subsidiaries and affiliated companies FY2008 : 501 millions yen FY2007 : 1,549 millions yen

(2) Consolidated Financial Position

	Total assets	Net assets	Shareholders' equity to total assets	Net assets per share (Yen)
FY 2008	1,296,388	494,423	38.1%	687.02
FY 2007	1,316,041	495,703	37.5%	687.81

Note: Shareholders' equity FY 2008 : 493,397 millions yen FY 2007 : 494,004 millions yen

(3) Consolidated Cash Flows

	Cash Flows from operating activities	Cash Flows from investing activities	Cash Flows from financing activities	Cash and Cash equivalents at end of period
FY 2008	107,387	(44,920)	(45,110)	114,649
FY 2007	65,616	(43,428)	(36,209)	99,060

2. Dividends

	Cash dividends per share (yen)			Cash dividends per year (million yen)	Dividend payout ratio (consolidated)	Ratio of cash dividends per year to net assets (consolidated)
	Semi-annual	Year-end	Annual			
FY 2007	4.50	4.50	9.00	6,461	20.2%	1.3%
FY 2008	4.50	4.50	9.00	6,467	35.0%	1.3%
FY 2009 (Forecast)	4.50	4.50	9.00		64.7%	

3. Forecast of Consolidated Results for FY 2009 (from April 1, 2008 to March 31, 2009)

(In Japanese yen rounded to million, except for per share figures, percentage figures in parentheses indicate a change from the previous fiscal year / period)

	Net sales		Operating income		Ordinary income		Net income		Net income per share, basic (Yen)
1st half	740,000	4.4%	1,000	(94.7%)	500	(96.5%)	0	(100.0%)	0.00
Full year	1,600,000	1.8%	23,000	(49.6%)	20,000	(56.0%)	10,000	(45.9%)	13.92

4. Other

(1) Changes in significant subsidiaries during the FY 2008 : No
(Changes in subsidiaries resulting in changes in scope of consolidation)

(2) Changes in accounting principles, procedures and presentation etc.
(Related to preparation of Consolidated Financial Statements)
[1] Changes due to adoption of new accounting standards : Yes
[2] Changes except for [1] : Yes
Note: Please refer to page 18, "6. Change of the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies" for more details.

(3) Number of shares outstanding (Common Stock)

[1] Number of shares outstanding (including treasury stock)	FY 2008 : 782,865,873 shares	FY 2007 : 782,865,873 shares
[2] Number of treasury stock	FY 2008 : 64,698,395 shares	FY 2007 : 64,639,092 shares

Note: Please refer to page 22, "Information per share" for the number of shares used as the basis for calculation of net income per share (consolidated).

(Reference) Non-consolidated Financial Results Highlights

Performance in the FY 2008 (from April 1, 2007 to March 31, 2008)

(1) Non-consolidated Results of Operations (In Japanese yen rounded to million, except for per share figures)

	Net sales		Operating income		Ordinary income		Net loss	
FY 2008	1,018,820	5..6%	25,830	(22.9 %)	24,847	(8.4 %)	58	−%
FY 2007	964,424	(1.2%)	33,507	(35.7 %)	27,135	(34.4%)	6,391	−%

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior fiscal year / period.

	Net loss per share, basic (yen)	Net income per share, diluted (yen)
FY 2008	0.08	−
FY 2007	8.90	−

(2) Non-consolidated Financial Position

	Total assets	Net assets	Shareholders' equity to total assets (%)	Net assets per share (yen)
FY 2008	889,956	449,229	50.5 %	625.17
FY 2007	891,282	464,023	52.1 %	645.71

Note: Shareholders' equity FY 2008 : 449,229 millions yen FY 2007 : 464,023 millions yen

The above projections are made based on available information and assumptions as of March 31, 2008, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.
About the assumptions used for the above projections, please refer to page 6.

1. Operating Results

1. Analysis of operating results

(1) Operating results for the current period

As for the Automobile Division, the number of Subaru "Impreza" and "Forester" (which both had a full model change) increased in the Japanese market, but was unable to cover the sales loss on the "Legacy" and Minicars below the same period of the previous fiscal year. On the other hand, in addition to the healthy trends focused primarily on sales of the "Impreza" in the overseas market, sales volume in all markets exceeded the same period of the previous fiscal year. As for the Non-Automobile Division, net sales of the Aerospace Division exceeded the same period of the previous fiscal year. As a result, consolidated net sales were up ¥77.5 billion, or 5.2% over the previous fiscal year to ¥1.5723 trillion due to increased sales overseas.

Increases in experimental & research expenses and other expenses could not be covered by efforts to reduce the costs of materials, resulting in a drop in operating income by ¥2.2 billion, or 4.6% below the previous fiscal year to ¥45.7 billion. Due to the effects of currency exchange and other factors, ordinary income was up ¥3.2 billion, or 7.6% over the previous fiscal year to ¥45.4 billion. However, net income was down ¥13.4 billion, or 42.1% from the previous fiscal year to ¥18.5 billion because of allocations for the loss of manufacturing facilities for Minicars at the Gunma Plant (Ota City, Gunma Prefecture) as a result of expected restructuring of the production structure in the future.

Results by Business Segment

(Automobile Division)

Although the "Impreza" and "Forester" (which both had a full model change) enjoyed favorable trends, they were unable to cover the sales loss on the "Legacy", and the number of domestic passenger cars sold was 78 thousand (a 3 thousand unit or 3.9% decrease from the same period of the previous fiscal year).

On the other hand, the number of domestic Minicars sold was 131 thousand (a 15 thousand unit or 10.3% decrease from the same period of the previous fiscal year), due to the end of the new-car effect of the "Stella" launched in June 2006, and due to a decrease in demand for other models. As a result, the sales in Japan were 209 thousand (an 18 thousand or 8.0% decrease from the same period of the previous fiscal year).

In the North American market, the sales volume reached 210 thousand (a 4 thousand unit or 1.9% increase over the same period of the previous fiscal year) in spite of a reduction in sales for the "Forester", due to extended sales for the "Tribeca", and strong trends in sales for the "Impreza" and "Legacy".

In Europe, in addition to the strong trends in sales for the "Impreza", extended sales in Russia and other emerging markets resulted in a sales volume of 86 thousand (a 15 thousand unit or 20.4% increase over the same period of the previous fiscal year).

Also, in Australia, sales volume increased to 40 thousand (a 2 thousand unit or 5.4% increase over the same period of the previous fiscal year), a new high record over the one set last year.

In China, sales trends were favorable primarily for the "Forester", for total sales of 13 thousand (a 5 thousand or 69.3% increase over the same period of the previous fiscal year).

Furthermore, sales trends were favorable primarily for the "Impreza" in other regions, for total sales of 39 thousand (an 11 thousand unit or 40.5% increase over the same period of the previous fiscal year).

The total number of overseas sales was 388 thousand (a 37 thousand unit or 10.5% increase over the same period of the previous fiscal year).

The combined sales volume for Japan and overseas markets amounted to 597 thousand, an increase of 19 thousand (3.2%) over the same period of the previous fiscal year, and the overall net income was up ¥81.9 billion, or 6.1% over the same period of the previous fiscal year to ¥1.4212 trillion. However, increases in experimental & research expenses and other expenses could not be covered by efforts to reduce the costs of materials, resulting in a drop in operating income by ¥0.7 billion, or 1.8% below the previous fiscal year to ¥37.1 billion.

(Industrial Products Division)

Domestic sales fell below the same period of the previous fiscal year, as sales of engines for construction machinery decreased.

As for overseas, while sales reduced in North America due to a stagnant economy, sales remained strong in Europe due to a strong Euro and in the Middle East due to a robust economy as a result of high oil prices, resulting in sales above the same period of the previous year.

Moreover, due to factors such as Fuji Robin Industries, Ltd. no longer being a consolidated subsidiary (FHI sold all of its shares in the company), overall net sales were down ¥9.0 billion, or 18.2% from the same period of the previous fiscal year to ¥40.7 billion. In addition, operating income was down ¥0.8 billion, or 56.3% from the same period of the previous fiscal year to ¥0.7 billion.

(Aerospace Division)

As for the sales to the Japan Ministry of Defense, although sales of the "AH-64D" combat helicopter and unmanned target planes increased, net sales decreased from the same period of the previous fiscal year. This was caused by a decrease in sales of the prototype of the next-generation Maritime Patrol and Cargo Transport Aircraft "XP-1/CX", which has entered the termination phase of delivery.

In the commercial sector, in addition to an increase in the number of deliveries of center wings for the "Boeing 777", the number of deliveries of main wings for the small business jet "Eclipse 500" and the medium business jet "H4000" increased, resulting in a dramatic increase in sales over the same period of the previous fiscal year.

As a result, overall net sales were up ¥5.6 billion, or 6.0% from the same period of the previous fiscal year to ¥99.7 billion, setting a new high record for the third straight year. However, operating income was down ¥1.2 billion, or 21.7% over the same period of the previous fiscal year to ¥4.4 billion due to increases in "Boeing 787" related manufacturing expenses.

(Other Businesses)

The sales volume of "Fuji Mighty" sanitation trucks rose from the same period of the previous fiscal year due to the launch in May 2007 of 2-ton and 3-ton sanitation trucks in the new "Fuji Mighty 81 series". In addition, delivery of the first mass-produced large-scale wind-generated electricity systems contributed to an increase in sales. However, the decrease in sales caused by withdrawal from an environmental facility business in fiscal year 2007 impacted overall net sales, which were down ¥1.0 billion, or 8.5% from the same period of the previous fiscal year to ¥10.8 billion. However, operating income was up ¥0.3 billion, or 11.9% from the same period of the previous fiscal year to ¥2.5 billion, due to factors such as the complete consolidation of the IT affiliate subsidiary Subaru System Service Co., Ltd.

Results by Geographic Region

(Japan)

As the decrease of sales in the domestic market in the Automotive Division was covered by the increase in units exported to emerging markets such as Russia and China, net sales were up ¥20.0 billion, or 2.3% from the same period of the previous fiscal year to ¥901.1 billion. However, operating income was down ¥6.4 billion, or 15.8% from the same period of the previous fiscal year to ¥34.2 billion since increases in experimental & research expenses and other expenses due to changes in depreciation and amortization could not be covered by efforts to reduce the costs of materials.

(North America)

In addition to an increase in sales for the "Legacy" and the "Tribeca", an increase in sales due to commissioned production for the Toyota Camry at SIA (Subaru of Indiana Automotive, Inc.), which is a local manufacturer in the United States resulted in an increase in net sales of ¥41.7 billion, or 7.2% over the same period of the previous fiscal year to ¥617.7 billion. In addition, operating income increased by ¥1.4 billion, or 27.2% over the same period of the previous fiscal year to ¥6.6 billion, due to increased sales and reduction in costs of materials at SIA.

(Other Regions)

In Europe, net sales were up ¥15.9 billion, or 42.2% over the same period of the previous fiscal year to ¥53.5 billion thanks to the increase in sales volume by our local subsidiary in Europe. Operating income was also up ¥0.6 billion, or 68.7% over the same period of the previous fiscal year to ¥1.4 billion.

(2) Forecast for 2008

The bleak conditions of the domestic automobile market are expected to continue, along with the downward trend in the US economy caused by subprime loan problems. Therefore, the management environment surrounding us will remain in the balance together with causes of concern such as soaring oil and raw material prices, and further strengthening of the yen.

Against this backdrop, the outlook for this fiscal year is as follows:

(Consolidated forecast for the whole fiscal year)

Net sales	¥1,600	billion	(up 1.8% year-on-year)
Operating income	¥23	billion	(down 49.6% year-on-year)
Ordinary income	¥20	billion	(down 56.0% year-on-year)
Net income	¥10	billion	(down 45.9% year-on-year)

2. Analysis of financial results

(1) Assets, liabilities, net assets

Total assets were ¥1,296.4 billion, which was a decrease of ¥19.7 billion from the previous fiscal year. This was mainly due to a decrease in property, plant and equipment.

Liabilities were down to ¥802.0 billion, which was a decrease of ¥18.4 billion from the previous fiscal year. This was mainly due to decreases in fixed liabilities caused by a decrease in interest-bearing liabilities.

Net assets, including minority shareholders' interest, were ¥494.4 billion, which was a decrease of ¥1.3 billion from the previous fiscal year. This was mainly due to a decrease in marketable securities valuation differences.

(2) Cash flow

Cash and cash equivalents (hereinafter cash) at the end of the period under review amounted to ¥114.6 billion, a year-on-year increase of ¥15.6 billion.

Cash flow status during the period under review compared with the previous year and its factors were as follows.

(Cash flow from operating activities)

Cash flow from operating activities increased, up ¥41.8 billion over the same period of the previous fiscal year to ¥107.4 billion, despite an increase of ¥45.6 billion in inventory assets. This is due to the increase in notes and accounts payable, trade of ¥44.2 billion, net income before taxes and minority interest of ¥31.9 billion, and depreciation and amortization expenses of ¥87.2 billion.

(Cash flow from investment activities)

Cash flow from investment activities resulted in ¥44.9 billion due to ¥57.0 billion used for the purchase of property, plant and equipment (net of revenue from sales) and ¥19.9 billion in revenue from the collection of loans receivable (net figures with disbursement of loans receivable), which is an increase of ¥1.5 billion over the same period of the previous fiscal year.

(Cash flow from financing activities)

Cash flow from financing activities decreased by ¥8.9 billion from the same period of the previous fiscal year to ¥45.1 billion as a result of efforts to reduce interest-bearing debt.

3. Basic policy regarding the distribution of profits

FHI views shareholders' return as a crucial managerial task and follows a basic policy of maintaining stable long-term dividends while taking comprehensive consideration of such factors as its earnings performance and its dividend payout ratio. FHI intends to use retained earnings to improve its balance sheet as well as allocate these funds to the investment of its R&D for new product, production, and strengthening its sales network for the attainment of further future growth and development.

2. Condition of the FHI Group

As of March 31, 2008 the FHI Group consisted of Fuji Heavy Industries Ltd., 102 subsidiaries, and 9 affiliated companies primarily engaged in four operations related to the Automobile Division, Industrial Products Division, Aerospace Division and Other Businesses, producing a wide range of products.

The flow chart below illustrates the relationship that each subsidiary and affiliate maintains with the parent company.



Flow of products and parts / components
Flow of services
Fuji Heavy Industries Ltd. (Manufacturing & Sales)
(Automobiles)
(Industrial Products)
(Aerospace)
(Other)
Manufacturing Units
*1 Fuji Machinery Co., Ltd.
*2 Subaru Customize Works Co., Ltd.
Sales and Manufacturing
*5 One other Affiliate
Service-related and others
*1 Subaru Finance Co., Ltd.
*1 Fuji Heavy Industries U.S.A. Inc.
*1 Nine other Consolidated subsidiaries
*2 TUG International Co., Ltd.
*2 Four other Subsidiaries within the scope of equity method
*5 Two other Affiliates
Research Organs
*1 Subaru Research & Development Inc.
Sales Units
*1 Subaru of America, Inc.
*1 Subaru Canada, Inc.
*1 Subaru Europe N.V./S.A.
*1 Tokyo Subaru Inc.
*1 Osaka Subaru Inc.
*1 Nagoya Subaru Car Co.
*1 Other 37 Consolidated subsidiaries
*3 11 Non-consolidated subsidiaries
*4 One other Affiliates within the scope of equity method
*5 One other Affiliate
Manufacturing Units
*1 Robin Manufacturing U.S.A., Inc.
Sales and Manufacturing
*2 Changzhou Fuji Changchai Robin Gasoline Engine Co., LTD.
*5 One other Affiliate
Service-related
*2 Robin Service Co., Ltd
Sales Units
*2 Robin America Inc.
*2 Robin Europe GMBH
*2 Two other Subsidiary within the scope of equity method
Service-related and the others
*2 Fuji Aerospace Technology Co., LTD.
*2 One other Subsidiaries within the scope of equity method
Manufacturing
*5 One other Affiliate
Sales and Manufacturing
*1 Yusoki Kogyo K.K.
Service-related
*2 Fuji Aircraft Maintenance Co., Ltd
Service-related and others
*1 Subaru Kosan Co., Ltd.
*1 Subaru System Service Co., Ltd.
*2 Subaru Living Service Co., Ltd.
Sales Units
*2 Daiwa Shoko K.K.
*2 Fuji Special Purpose Vehicle Co., Ltd.
*2 Fuji Houren Co., Ltd
*3 One other Non-consolidated subsidiary
Customers

*1 : Consolidated subsidiaries
*2 : Subsidiaries within the scope of equity method
*3 : Non-consolidated subsidiaries
*4 : Affiliates within the scope of equity method
*5 : Other affiliates

3. Management Policies

1. Basic management policies

As there has been no significant change from the details announced in the Consolidated Interim Financial Results for Fiscal 2006 (released on October 31, 2006), this part is omitted.

The relevant financial results can be seen at the following URL

(FHI website)

http://www.fhi.co.jp/ir/finance/fr.html

(Tokyo Stock Exchange website (Information search page of listed companies))

http://www.tse.or.jp/listing/compsearch/index.html

2. Medium-to-long term management strategies

As there has been no significant change from the detail announced in the Consolidated Financial Results for Fiscal 2006 (released on April 27, 2007), this part is omitted.

The aforesaid Consolidated Financial Results for Fiscal 2006 is available on our website at the following URL.

(Fuji Heavy Industries company website)

http://www.fhi.co.jp/ir/finance/fr.html

(Tokyo Stock Exchange website (for the search of information on listed companies)

http://www.tse.or.jp/listing/compsearch/index.html

3. Challenges Ahead

FHI is surrounded by unpredictable business environments, including the prolonged severity of the Japanese automotive market, signs of an economic slowdown in the United States against the backdrop of the subprime loan problems, soaring oil and material prices, and further appreciation of the yen.

Under these environment, FHI announced its FY2008-2011 medium-to-long term management plan with a slogan "*customers come first*" and whole group companies are striving to achieve the goal.

To more secure achieving the goal, FHI reached an agreement on April 10, 2008, with Toyota Motor Corporation ("TMC") and Daihatsu Motor Co., Ltd. ("Daihatsu"), to expand their cooperative ties, to produce new product lineup and to construct new R&D and production systems taking advantage of three parties' technical capabilities.

According to these tie-ups, FHI will focus its R&D and production resources on core technologies and related product lineup to accelerate its new medium-to-long-term management plan's priorities: to provide a distinctive Subaru experience for drivers and passengers, to increase sales globally and to strengthen competitiveness in quality and cost.

Specifically, the three companies agreed as follows.

(TMC and FHI are to jointly develop a compact rear-wheel-drive sports car)

Based on an all-new vehicle platform powered by FHI's core-technology horizontally-opposed engine, TMC and FHI will jointly develop a compact rear-wheel-drive sports car, with its market introduction being targeted for the end of 2011.

This compact car will be marketed by both companies, but it was agreed that FHI would produce all units of the car to be sold by TMC as well as FHI itself.

(TMC is to provide FHI with a compact car on an original-equipment-manufacturing (OEM) basis)

To enhance its product lineup, FHI will receive the OEM supply of a compact car from TMC. The supply is expected to start around the end of 2010. Details, including the type of vehicle to be supplied, will be negotiated between the two companies.

(Daihatsu is to provide FHI with minicar and compact car on an OEM basis)

To focus its R&D and production resources on its main products, FHI will receive the OEM supply of minicar from Daihatsu beginning in the second half of 2009. The minicar that are currently developed and produced by FHI will be gradually replaced by the OEM-supplied ones.

To enhance its product lineup for Japanese market, FHI will also receive the OEM supply of 6,000 units annually of Daihatsu's "Coo" compact car, starting in October 2008.

(FHI is to transfer 61 million shares of its treasury stock to TMC)

To further promote smooth business relations with TMC, while maintaining the management style and corporate identity, TMC and FHI have reached a basic agreement on the transfer to TMC of 61 million FHI shares owned by FHI, pending approval by Japan's Fair Trade Commission. Following this transfer, TMC would own 16.5% of FHI issued shares.

Taking into account the above agreement, FHI will carry out the following.

(Constructing a new plant)

For production of the compact rear-wheel-drive sports car to be jointly developed with TMC, FHI will build a new auto-assembly plant in the vicinity of its Gunma Oizumi Plant (Oizumi-machi, Gunma Prefecture), which is planned for operation in late 2011. The jointly developed a compact rear-wheel-drive sports car will be the first car to be manufactured at the new plant, but production of other car models and other details, including consignment production of TMC cars, will be determined.

(Transferring the resources of the Gunma Main Plant to the new plant)

FHI will gradually transfer the manufacturing function and human resources of the Gunma Main Plant (Ota-City, Gunma Prefecture), which produces minicar for FHI, to the new plant in accordance with the timing of the aforementioned OEM supply of minicar from Daihatsu. By consolidating these resources into the new plant so that they are better allocated to enhance the value of the Subaru brand, FHI seeks to restructure its business operations.

FHI will further strengthen the "customers come first" which is the criterion of its medium-to-long term management plan. It will also reexamine the FHI sales structure for Japanese market in order to establish immediately a new sales framework to meet a new product portfolio of Subaru leveraging the alliance with Toyota and Daihatsu. Specifically, FHI will reorganize its sales subsidiaries, starting with Kinki and Kyushu districts from October 2008, and eventually restructure the current 46 FHI dealerships effectively into half this number, setting up a controlling entity to transfer its management system aiming to control broader areas, during the fiscal year ending March 2010.

FHI will focus management resources, such as engineering manpower and production capacity, more effectively on the research & development of future environmental technologies as well as profitable and FHI's unique core technologies through the strengthened alliance with TMC, including the capital relationship and the restructuring plans leveraging the alliance. Furthermore, FHI will enhance Subaru brand by improving customer satisfaction, and expedite the realization of " a compelling company with a strong market presence" according to its management vision.

Through the measures thus described, FHI will make all-out efforts for continued growth and expansion of the FHI Group to fulfill the expectations of all stakeholders, including shareholders.

Your continued support and encouragement would be greatly appreciated.

4. Consolidated Financial Statements

1. Consolidated Balance Sheets

(Unit million yen)

	FY 2007 (as of March 31, 2007)		FY 2008 (as of March 31, 2008)		Changes Increase / (Decrease)
	Amount	%	Amount	%	Amount
[ASSETS]					
I Current assets					
Cash and time deposits	52,406		67,053		14,647
Notes and accounts receivable, trade	99,290		96,017		(3,273)
Marketable securities	32,017		32,775		758
Inventories	224,919		261,009		36,090
Deferred tax assets	27,072		26,486		(586)
Short-term loans	101,184		78,329		(22,855)
Other	59,501		62,504		3,003
Allowance for doubtful accounts	(1,713)		(1,346)		367
Total current assets	**594,676**	**45.2**	**622,827**	**48.0**	**28,151**
II Fixed assets					
1. Property, plant and equipment, net					
Buildings and structures	129,280		124,342		(4,938)
Machinery and vehicles	122,828		113,876		(8,952)
Land	174,835		181,974		7,139
Construction in progress	18,335		10,161		(8,174)
Leased assets	59,896		47,906		(11,990)
Other	45,410		33,449		(11,961)
Total property, plant and equipment, net	**550,584**	**41.8**	**511,708**	**39.5**	**(38,876)**
2. Intangible assets					
Goodwill	19,092		18,500		(592)
Other	16,100		12,972		(3,128)
Total intangible assets	**35,192**	**2.7**	**31,472**	**2.4**	**(3,720)**
3. Investments and other assets					
Investment securities	85,819		70,107		(15,712)
Long-term loans	3,696		3,736		40
Deferred tax assets	20,825		27,256		6,431
Other	28,472		32,369		3,897
Allowance for doubtful accounts	(3,223)		(3,087)		136
Total investments and other assets	**135,589**	**10.3**	**130,381**	**10.1**	**(5,208)**
Total fixed assets	**721,365**	**54.8**	**673,561**	**52.0**	**(47,804)**
Total assets	**1,316,041**	**100.0**	**1,296,388**	**100.0**	**(19,653)**

(Unit: million yen)

	FY 2007 (as of March 31, 2007)		FY 2008 (as of March 31, 2007)		Changes ncrease / (Decrease)
	Amount	%	Amount	%	Amount
[LIABILITIES AND NET ASSETS]					
I Current liabilities					
Notes and accounts payable, trade	190,394		229,780		39,386
Short-term borrowings	172,454		165,886		(6,568)
Commercial paper	11,000		6,000		(5,000)
Current portion of bonds	10,000		30,000		20,000
Accrued income taxes	4,572		8,091		3,519
Accrued expenses	55,789		61,954		6,165
Accrued bonus	15,247		15,507		260
Accrued warranty claims	23,934		22,563		(1,371)
Other	80,277		58,261		(22,016)
Total current liabilities	**563,667**	**42.8**	**598,042**	**46.2**	**34,375**
II Long-term liabilities					
Bonds	90,000		60,000		(30,000)
Long-term debt	60,400		42,661		(17,739)
Deferred tax liabilities on revaluation of land	703		—		(703)
Accrued pension and severance benefits	45,516		40,993		(4,523)
Accrued directors' severance and retirement benefits	987		774		(213)
Provision for losses on guarantees	745		745		—
Negative goodwill	821		—		(821)
Other	57,499		58,750		1,251
Total long-term liabilities	**256,671**	**19.5**	**203,923**	**15.7**	**(52,748)**
Total liabilities	**820,338**	**62.3**	**801,965**	**61.9**	**(18,373)**
[NET ASSETS]					
I Shareholders' capital					
Common stock	153,795	11.7	153,795	11.9	—
Capital surplus	160,104	12.2	160,098	12.3	(6)
Retained earnings	214,831	16.3	227,789	17.6	12,958
Less-treasury stock, at cost	(40,511)	(3.1)	(40,538)	(3.1)	(27)
Total shareholders' capital	**488,219**	**37.1**	**501,144**	**38.7**	**12,925**
II Valuation, translation, and other adjustments					
Net unrealized holding gains on securities	22,182	1.7	13,716	1.1	(8,466)
Revaluation reserve for land	290	0.0	—	—	(290)
Foreign currency translation adjustments	(16,687)	(1.2)	(21,463)	(1.7)	(4,776)
Total valuation, translation, and other adjustments	**5,785**	**0.5**	**(7,747)**	**(0.6)**	**(13,532)**
III Minority interest in consolidated subsidiaries	**1,699**	**0.1**	**1,026**	**0.0**	**(673)**
Total net assets	**495,703**	**37.7**	**494,423**	**38.1**	**(1,280)**
Total liabilities and net assets	**1,316,041**	**100.0**	**1,296,388**	**100.0**	**(19,653)**

2. Consolidated Statements of Income

(Unit: million yen)

	FY 2007 (ended March 31, 2007) Amount		%	FY 2008 (ended March 31, 2008) Amount		%	Changes Increase / (Decrease) Amount
I Net sales		1,494,817	100.0		1,572,346	100.0	77,529
II Cost of sales		1,142,674	76.4		1,217,662	77.4	74,988
Gross profit		352,143	23.6		354,684	22.6	2,541
III Selling, general and administrative expenses		304,237	20.4		309,004	19.7	4,767
Operating income		**47,906**	**3.2**		**45,680**	**2.9**	**(2,226)**
IV Non-operating income							
Interest and dividend income	3,864			5,503			
Gain on revaluation of derivatives	4,268			4,921			
Equity income from affiliated companies	1,549			501			
Amortization of negative goodwill	2,175			—			
Other	5,949	17,805	1.2	4,104	15,029	1.0	(2,776)
V Non-operating expenses							
Interest expenses	4,017			4,063			
Foreign exchange losses	11,906			4,740			
Loss on revaluation of derivatives	72			110			
Other	7,501	23,496	1.6	6,359	15,272	1.0	(8,224)
Ordinary income		**42,215**	**2.8**		**45,437**	**2.9**	**3,222**
VI Extraordinary gains							
Gain on sale of property, plant and equipment	6,673			1,480			
Gain on sale of securities	58			1,502			
Prior period adjustment	1,451			1,539			
Gain on sale of loans receivable	—			548			
Gain on transfer of the substitutional portion of the employees' pension fund	2,423			—			
Other	104	10,709	0.7	83	5,152	0.3	(5,557)
VII Extraordinary losses							
Loss on sale and disposal of property, plant and equipment	4,774			5,489			
Impairment loss on property, plant and equipment	550			13,174			
Loss on sale of securities	18			—			
Loss on devaluation of securities	335			—			
Allowance for losses on guarantees	745			—			
Loss on liquidation of affiliated companies	913			—			
Other	—	7,335	0.5	20	18,683	1.2	11,348
Income before income taxes and minority interest		45,589	3.0		31,906	2.0	(13,683)
Income taxes-current	7,231			14,536			
Income taxes-deferred	6,411	13,642	0.9	(1,148)	13,388	0.8	(254)
Minority interest in income of consolidated subsidiaries		48	0.0		37	0.0	(11)
Net income		**31,899**	**2.1**		**18,481**	**1.2**	**(13,418)**

3. Consolidated Statement of Changes in Net Assets

FY 2008 (from April 1, 2007 to March 31, 2008) (Unit: million yen)

	Shareholders' capital				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2007	153,795	160,104	214,831	(40,511)	488,219
Increase (decrease) during the period					
Cash dividends	–	–	(6,468)	–	(6,468)
Net income	–	–	18,481	–	18,481
Purchase of treasury stock	–	–	–	(60)	(60)
Disposal of treasury stock	–	(6)	–	33	27
Increase due to changes in the scope of consolidation	–	–	402	–	402
Other comprehensive income of foreign subsidiaries	–	–	543	–	543
Changes (other than shareholders' capital), net	–	–	–	–	–
Total	–	(6)	12,958	(27)	12,925
Balance, March 31, 2008	153,795	160,098	227,789	(40,538)	501,144

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total		
Balance, March 31, 2007	22,182	290	(16,687)	5,785	1,699	495,703
Increase (decrease) during the period						
Cash dividends	–	–	–	–	–	(6,468)
Net income	–	–	–	–	–	18,481
Purchase of treasury stock	–	–	–	–	–	(60)
Disposal of treasury stock	–	–	–	–	–	27
Increase due to changes in the scope of consolidation	–	–	–	–	–	402
Other comprehensive income of foreign subsidiaries	–	–	–	–	–	543
Changes (other than shareholders' capital), net	(8,466)	(290)	(4,776)	(13,532)	(673)	(14,205)
Total	(8,466)	(290)	(4,776)	(13,532)	(673)	(1,280)
Balance, March 31, 2008	13,716	–	(21,463)	(7,747)	1,026	494,423

FY 2007 (from April 1, 2006 to March 31, 2007) (Unit: million yen)

	Shareholders' capital				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance, March 31, 2006	153,795	160,071	189,996	(41,545)	462,317
Increase (decrease) during the year					
Cash dividends	–	–	(6,452)	–	(6,452)
Payment of bonuses to directors and statutory auditors	–	–	(107)	–	(107)
Net income	–	–	31,899	–	31,899
Purchase of treasury stock	–	–	–	(71)	(71)
Disposal of treasury stock	–	33	–	1,105	1,138
Increase due to changes in the scope of consolidation	–	–	1,038	–	1,038
Other comprehensive income of foreign subsidiaries	–	–	(1,513)	–	(1,513)
Other changes in shareholders' capital	–	–	(30)	–	(30)
Changes (other than shareholders' capital), net	–	–	–	–	–
Total	–	33	24,835	1,034	25,902
Balance, March 31, 2007	153,795	160,104	214,831	(40,511)	488,219

	Valuation, translation and other adjustments				Minority interest in consolidated subsidiaries	Total net assets
	Net unrealized holding gains on securities	Revaluation reserve for land	Foreign currency translation adjustments	Total		
Balance, March 31, 2006	21,145	290	(18,230)	3,205	2,264	467,786
Increase (decrease) during the year						
Cash dividends	–	–	–	–	–	(6,452)
Payment of bonuses to directors and statutory auditors	–	–	–	–	–	(107)
Net income	–	–	–	–	–	31,899
Purchase of treasury stock	–	–	–	–	–	(71)
Disposal of treasury stock	–	–	–	–	–	1,138
Increase due to changes in the scope of consolidation	–	–	(18)	(18)	–	1,020
Other comprehensive income of foreign subsidiaries	–	–	–	–	–	(1,513)
Other changes in shareholders' capital	–	–	–	–	–	(30)
Changes (other than shareholders' capital), net	1,037	–	1,561	2,598	(565)	2,033
Total	1,037	–	1,543	2,580	(565)	27,917
Balance, March 31, 2007	22,182	290	(16,687)	5,785	1,699	495,703

4. Consolidated Statements of Cash Flows

(Unit: million yen)

	FY 2007 (ended March 31, 2007)	FY 2008 (ended March 31, 2008)	Changes Increase / (Decrease)
I Cash flows from operating activities:			
Income before income taxes and minority interest	45,589	31,906	(13,683)
Depreciation and amortization expenses	81,454	87,164	5,710
Increase (decrease) in allowance for doubtful accounts	425	(500)	(925)
Increase (decrease) in accrued warranty claims	284	(1,236)	(1,520)
Decrease in accrued pension and severance liability	(6,790)	(4,136)	2,654
Increase in allowance for losses on guarantees	745	–	(745)
Interest and dividends income	(3,864)	(5,503)	(1,639)
Amortization of negative goodwill	(2,175)	–	2,175
Gain on revaluation of derivatives	(4,268)	(4,921)	(653)
Equity income from affiliated companies	(1,549)	(501)	1,048
Interest expenses	4,017	4,063	46
Loss on revaluation of derivatives	72	110	38
Gain on sale of property, plant and equipment	(6,673)	(1,480)	5,193
Gain on sale of securities	(58)	(1,502)	(1,444)
Gain on sale of loans receivable	–	(548)	(548)
Loss on sale and disposal of property, plant and equipment	4,774	5,489	715
Loss on sale of securities	18	–	(18)
Loss on devaluation of securities	335	–	(335)
Impairment loss on property, plant and equipment	550	13,174	12,624
Decrease in notes and accounts receivable, trade	6,392	460	(5,932)
Increase in inventories	(12,787)	(45,633)	(32,846)
Increase (decrease) in notes and accounts payable, trade	(20,520)	44,205	64,725
Ddecrease in deposits received	(825)	(11,111)	(10,286)
Other, net	(4,257)	7,633	11,890
Sub total	80,889	117,133	36,244
Interest and dividends received	4,334	5,864	1,530
Interest paid	(3,945)	(4,135)	(190)
Income taxes paid	(15,555)	(11,475)	4,080
Bonus paid to directors and statutory auditors	(107)	–	107
Net cash provided by operating activities	65,616	107,387	41,771
II Cash flows from investing activities:			
Purchase of marketable securities	(3,517)	(4,700)	(1,183)
Proceeds from sale of marketable securities	8,472	6,020	(2,452)
Purchase of property, plant and equipment	(57,388)	(59,430)	(2,042)
Proceeds from sale of property, plant and equipment	7,571	2,384	(5,187)
Purchase of leased assets	(64,100)	(60,048)	4,052
Proceeds from sale of leased assets	52,112	57,734	5,622
Purchase of intangible assets	(3,100)	(2,782)	318
Purchase of investment securities	(16,599)	(18,032)	(1,433)
Proceeds from sale of investment securities	11,430	15,911	4,481
Disbursement of loans receivable	(114,761)	(108,620)	6,141
Collection of loans receivable	138,280	128,476	(9,804)
Other, net	(1,828)	(1,833)	(5)
Net cash used in investing activities	(43,428)	(44,920)	(1,492)
III Cash flows from financing activities:			
Net decrease in short-term borrowings	(30,169)	(15,972)	14,197
Net increase (decrease) in commercial paper	3,000	(5,000)	(8,000)
Proceeds from long-term debts	1,700	3,100	1,400
Repayment on long-term debts	(3,848)	(10,735)	(6,887)
Issuance of bonds	20,000	–	(20,000)
Redemption of bonds	(20,500)	(10,000)	10,500
Purchase of treasury stock	(62)	(60)	2
Proceeds from disposal of treasury stock	224	27	(197)
Dividends paid	(6,452)	(6,470)	(18)
Other, net	(102)	–	102
Net cash used in financing activities	(36,209)	(45,110)	(8,901)
IV Effect of exchange rate changes on cash and cash equivalents	756	(1,968)	(2,724)
V Net increase (decrease) in cash and cash equivalents	(13,265)	15,389	28,654
VI Cash and cash equivalents at beginning of the period	112,366	99,060	(13,306)
VII Net increase (decrease) due to changes in the scope of consolidation	(41)	200	241
VIII Cash and cash equivalents at end of the period	99,060	114,649	15,589

5. Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies

Depreciation / amortization method of fixed assets

Company and Domestic Consolidated subsidiaries:

Buildings:	(1)Acquired on or before March 31, 1998	: Computed by the declining-balance method under the previous tax regulations
	(2)Acquired from April 1, 1998 to March 31,2007	: Computed by the straight-line method under the previous tax regulations
	(3)Acquired on or after April 1, 2007	: Computed by the straight-line method under the new tax regulations
Other Assets:	(1)Acquired on or before March 31, 2007	: Computed by the declining-balance method under the previous tax regulations
	(2)Acquired on or after April 1, 2007	: Computed by the declining-balance method under the new tax regulations

Depreciation of the property, plant and equipment of consolidated foreign subsidiaries is computed by the straight-line method at rates based on the estimated useful lives of the assets according to their general class, type of construction, and use.

Since there has been no change in the significant accounting policies disclosed in our most recent Annual Consolidated Financial Report (Yukashoken-Hokokusho), released on June 27, 2007, except for "Depreciation / amortization method of fixed assets" as described above, disclosures of other significant accounting policies are omitted.

6. Change in the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies

(Depreciation / amortization method of fixed assets)

In FY 2008, the Company and domestic consolidated subsidiaries changed their depreciation / amortization method for fixed assets acquired on or after April 1, 2007 to conform to the enacted revisions to the tax depreciation schedules under the Corporate Tax Law and related tax regulations. The effects of this change were to decrease operating income by 2,458 millions yen, and to decrease ordinary income and income before income taxes and minority interest by 2,469 millions yen each as compared to the respective amounts that would have been reported under the previous method. Please refer to "Segment Information", about the effect on the business and geographical segments.

(Additional Information)

In addition, during FY 2008, the Company and domestic consolidated subsidiaries started to depreciate the residual book value of fixed assets acquired on or before March 31, 2007 on a straight-line basis over a 5-year period commencing in the year following a year in which those assets have reached their depreciation limit under the previous depreciation / amortization method. Please refer to "Segment Information", about the effect on the business and geographical segments.

This change resulted in a decrease in operating income of 3,362 millions yen, and a decrease in both ordinary income and income before income taxes and minority interest of 3,425 millions yen, as compared to the respective amounts that would have been reported had the change not been implemented.

(Changes in the Scope of Consolidation and Application of the Equity Method)

As of the end of FY 2008, the numbers of Consolidated Subsidiaries and affiliated investees accounted for under the equity method were 62 and 21, respectively. As a result of our reevaluation of their significance to the consolidated financial statements, the following changes in the scope of consolidation and application of the equity method have been made during FY2008:

Scope of Consolidation

	Company Name	Reason for change
Increase	Subaru Auto Accessory Co., Ltd.	Change from an Equity Method investee
	Subaru System Service Co., Ltd.	Change from an Equity Method investee
	Shin Nagano Subaru, inc.	New Consolidated subsidiary
Decrease	Fics Co.	Excluded due to liquidation
	Fuji Robin Industries Ltd.	Excluded due to sale of stock

Application of the Equity Method

	Company Name	Reason for change
Increase	Fuji Industrial Products Sales Co., Ltd. and 4 other companies	New Equity Method investee
Decrease	Subaru Auto Accessory Co., Ltd.	Included in Consolidation
	Subaru System Service Co., Ltd.	Included in Consolidation

(Changes in Presentation of Financial Statements)

[Consolidated balance sheets]

"Negative goodwill" which was presented separately in FY 2007 is included in "Other" long-term liabilities in FY 2008 because of its decreased materiality.

[Consolidated statements of income]

"Amortization of Negative goodwill" which was presented separately in FY 2007 is included in "Other" non-operating income in FY 2008 because of its decreased materiality. "Loss on sale of securities" and "Loss on devaluation of securities" which were presented separately in FY 2007 are included in "Other" extraordinary losses in FY 2008 because of their decreased materiality.

[Consolidated statements of cash flows]

"Amortization of negative goodwill", "Loss on sale of securities" and "Loss on devaluation of securities" in the cash flows from operating activities which was presented separately in FY 2007 is included in "Other" cash flows in operating activities in FY 2008, because of its decreased materiality.

7. Notes to Consolidated Financial Statements

Consolidated Balance Sheets

	FY 2007	FY 2008
Accumulated depreciation for property, plant and equipment :	730,424 millions yen	752,311 millions yen

Consolidated Statements of Income

	FY 2007	FY 2008
1. Research and development cost included in general and administrative expenses and cost of sales :	50,709 millions yen	52,020 millions yen

2. Extraordinary gains and losses

FY 2007

(1) Prior period adjustment

Prior period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.

(2) Loss on liquidation of affiliated companies

The Company has recorded 913 millions yen of loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.

(3)

Not Applicable.

FY 2008

(1) Prior period adjustment

Prior period adjustment represents a gain on reversal of certain expenses due to revision to the estimated expense related to a change in the medical insurance system of a foreign subsidiary and the settlement of a tariff rate issue on imported parts.

(2)

Not Applicable.

(3) Impairment loss

The Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category
Production facility	Gunma prefecture	Buildings, machinery and other
Assets for dealership business	Yamagata prefecture and 2 other location	Buildings and structures, land and other
Idle assets	Hokkaido prefecture and 3 other location	Machinery, land and other

The assets on which impairment was recognized are grouped as follows: The production facilities are grouped by product line, the operating assets for dealership are grouped by each company, and the idle assets are grouped on a property by property basis.

The impairment loss by each category of property, plant and equipment was as follows;

Account	Amount
Buildings and structures	3,092 millions yen
Machinery	8,619 millions yen
Land	789 millions yen
Other	674 millions yen
Total	13,174 millions yen

Business Combination

Not Applicable.

Omission of Disclosures in This Release

The disclosure of the following footnote information is omitted because the need of such disclosures is not considered to be significant for the purpose of this release:

- Notes to Consolidated Statement of changes in Net Assets
- Notes to Consolidated Statements of Cash Flows
- Lease transactions
- Transactions with related parties
- Income taxes
- Securities and investments
- Derivative transactions
- Accrued pension and severance benefits
- Stock options, etc.

(Segment Information)

(1) Information by business segment

FY2008 (from April 1, 2007 to March 31, 2008) (Unit: million yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I Sales and operating income							
Net sales							
(1) Outside customers	1,421,179	40,678	99,673	10,816	1,572,346	—	1,572,346
(2) Inter-segment	2,849	13	1	6,778	9,641	(9,641)	—
Total sales	1,424,028	40,691	99,674	17,594	1,581,987	(9,641)	1,572,346
Operating cost and expense	1,386,887	40,032	95,232	15,069	1,537,220	(10,554)	1,526,666
Operating income	37,141	659	4,442	2,525	44,767	913	45,680
II Assets, depreciation expense, impairment loss, and capital expenditure							
Assets	1,041,057	45,528	172,410	64,869	1,323,864	(27,476)	1,296,388
Depreciation expense	79,575	1,527	4,250	1,812	87,164	—	87,164
Impairment loss	13,174	—	—	—	13,174	—	13,174
Capital expenditure	114,245	858	3,142	624	118,869	—	118,869

FY2007 (from April 1, 2006 to March 31, 2007) (Unit: million yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I Sales and operating income							
Net sales							
(1) Outside customers	1,339,291	49,699	94,012	11,815	1,494,817	—	1,494,817
(2) Inter-segment	3,050	20	16	2,575	5,661	(5,661)	—
Total sales	1,342,341	49,719	94,028	14,390	1,500,478	(5,661)	1,494,817
Operating cost and expense	1,304,510	48,211	88,354	12,133	1,453,208	(6,297)	1,446,911
Operating income	37,831	1,508	5,674	2,257	47,270	636	47,906
II Assets, depreciation expense, impairment loss, and capital expenditure							
Assets	1,058,957	55,450	165,177	64,915	1,344,499	(28,458)	1,316,041
Depreciation expense	73,899	1,618	4,236	1,701	81,454	—	81,454
Impairment loss	530	—	—	20	550	—	550
Capital expenditure	120,079	1,620	4,120	669	126,488	(159)	126,329

Notes: 1. Definition of business segments:
Business segments are defined based on product line and market.

2. Main products by each business segment:

Business segment	Main products
Automobiles	LEGACY, IMPREZA, FORESTER, TRIBECA, STELLA, R1, R2, PLEO, SAMBER
Industrial products	Robin engines, power generators, pumps
Aerospace	Aircraft, parts of space-related devices
Other	Garbage collection vehicles, specialized vehicles, real estate lease

3. All operating costs and expenses are allocated to each business segment.

4. There is no corporate asset included in Corporate and elimination.

5. The Company and domestic consolidated subsidiaries changed their depreciation / amortization method in FY 2008 as mentioned in "Changes in the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies". The effects of this change were to decrease operating income of "Automobiles" by 2,294 millions yen. In addition, the change in the depreciation / amortization method for the residual book value during FY 2008 described in "Additional Information" resulted in a decrease in operating income of "Automobiles" of 2,826 millions yen. The effects of these changes on other business segments were insignificant.

(2) Information by Geographic segment

FY2008 (from April 1, 2007 to March 31, 2008) (Unit: million yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I Sales and operating income						
Net sales						
(1) Outside customers	901,091	617,718	53,537	1,572,346	—	1,572,346
(2) Inter-segment	270,514	20,860	501	291,875	(291,875)	—
Total sales	1,171,605	638,578	54,038	1,864,221	(291,875)	1,572,346
Operating cost and expense	1,137,417	632,003	52,636	1,822,056	(295,390)	1,526,666
Operating income	34,188	6,575	1,402	42,165	3,515	45,680
II Assets	962,886	347,205	12,221	1,322,312	(25,924)	1,296,388

FY2007 (from April 1, 2006 to March 31, 2007) (Unit: million yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I Sales and operating income						
Net sales						
(1) Outside customers	881,102	576,053	37,662	1,494,817	—	1,494,817
(2) Inter-segment	244,896	14,222	283	259,401	(259,401)	—
Total sales	1,125,998	590,275	37,945	1,754,218	(259,401)	1,494,817
Operating cost and expense	1,085,376	585,104	37,114	1,707,594	(260,683)	1,446,911
Operating income	40,622	5,171	831	46,624	1,282	47,906
II Assets	985,335	347,770	8,063	1,341,168	(25,127)	1,316,041

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:
   North America: United States and Canada
   Other: Europe

3. All operating costs and expenses are allocated to each segment.

4. There is no corporate asset included in Corporate and elimination.

5. The Company and domestic consolidated subsidiaries changed depreciation / amortization method in FY 2008 as mentioned in "Changes in the Basis for Preparation of Consolidated Financial Statements and Significant Accounting Policies". The effects of this change were to decrease operating income of "Japan" by 2,458 millions yen. In addition, the change in the depreciation / amortization method for the residual book value during FY 2008 described in "Additional Information" resulted in a decrease in operating income of "Japan" of 3,362 millions yen.

(3) Overseas net sales

FY2008 (from April 1, 2007 to March 31, 2008)

(Unit: million yen)

	North America	Europe	Other	Total
Overseas net sales	667,310	181,333	179,716	1,028,359
Consolidated net sales				1,572,346
Percentage of overseas net sales over consolidated sales	42.5%	11.5%	11.4%	65.4%

FY2007 (from April 1, 2006 to March 31, 2007)

(Unit: Million yen)

	North America	Europe	Other	Total
Overseas net sales	622,149	152,458	143,994	918,601
Consolidated net sales				1,494,817
Percentage of overseas net sales over consolidated sales	41.6%	10.2%	9.7 %	61.5 %

Notes: 1. Geographic areas are based on geographical proximity.

2. Principal countries or districts in each geographic area:
 North America : United States and Canada
 Europe : Germany, Switzerland, United Kingdom and Russia
 Other : Australia

3. Overseas sales are sales to outside of Japan by the Company and consolidated subsidiaries.

(Information per share)

	FY 2007	FY 2008
Net assets per share (yen)	687.81	687.02
Net income per share, basic (yen)	44.46	25.73
Net income per share, diluted (yen)	44.44	25.73
Weighted average number of common shares outstanding during the year (thousands)	717,410	718,208
Weighted average number of additional dilutive common shares due to stock options (thousands)	396	42

(Subsequent Event)

(Development of a business alliance)

The Company at its board of directors meeting on April 10, 2008 resolved to enter into an alliance relationship in the development and production of cars, and the disposition of its own shares in treasury to give effect to such a business alliance.

1. Alliance partners : Toyota Motor Corporation (TMC) and Daihatsu Motor Co., Ltd.(Daihatsu)
2. Alliance contents :
   (1) TMC and FHI jointly develop a compact rear-wheel-drive sportscar, and market the new model through the sales channels of both companies.
   (2) TMC supplies a sub-compact car to FHI under an OEM arrangement.
   (3) Daihatsu supplies a mini car and a sub-compact car "COO" to FHI under an OEM arrangement.
3. Disposition of treasury stock
   The Company sells its treasury stock to TMC in order to further strengthen its relationship with TMC.

(1) Class of stocks	: Common stock
(2) Method of sale of treasury stock	: Private placement to a designated third party
(3) Total number of shares	: 61,000,000 shares
(4) Sale price	: 510 yen per share (Total 31,110 millions yen)
(5) The basis for calculation of the sale price	: The sale price of 510 yen was determined in reference to the average closing price of FHI shares of 462 yen at the Tokyo Stock Exchange from December 11, 2007 to March 10, 2008. (Plus 10% premium, rounded up to the nearest whole yen)
(6) Placement period	: From May 2, 2008 to May 1, 2009

4. Construction of a new assembly plant
   The Company plans to build a new vehicle assembly plant in Oizumimachi, Ora-gun, Gunma, in connection with the development of the business alliance with TMC and Daihatsu. Details of the plan such as the amount of investment are yet to be determined through a discussion with TMC.

(Change of the retirement benefit scheme)

Effective April 1, 2008, the Company restructured part of its retirement benefit scheme and has introduced a defined benefit plan and a defined contribution pension, in order to stabilize post-retirement life of its retired employees as well as to improve the Company's financial position by reducing the retirement benefit liabilities.

Contents of change :
(1) Introduction of a point system
(2) Transfer of its qualified pension plan to a defined benefit plan and a defined contribution pension

The Company is to account for this change in accordance with Corporate Accounting Implementation Guidelines No. 1, "Accounting for Transfers Between Retirement Benefit Plans" (Accounting Standards Board of Japan, January 31, 2002), and expects to recognize a gain of 650 million yen as a result of a reduction in the retirement benefit liabilities.

5. Non-consolidated Financial Statements

1. Non-consolidated Balance Sheets

(Unit: million yen)

	FY 2007 (as of March 31, 2007)		FY 2008 (as of March 31, 2008)		Changes Increase / (Decrease)
	Amount	%	Amount	%	Amount
ASSETS					
I Current assets					
Cash and time deposits	24,774		14,338		(10,436)
Notes receivable, trade	1,784		1,405		(379)
Accounts receivable, trade	107,612		111,608		3,996
Marketable securities	2		2		–
Finished products	27,072		33,672		6,600
Raw materials	12,877		16,665		3,788
Work in process	81,119		96,384		15,265
Supplies	1,235		1,515		280
Advances paid	13,366		10,383		(2,983)
Prepaid expenses	2,800		2,754		(46)
Deferred tax assets	16,025		16,313		288
Short-term loans	73,994		85,305		11,311
Accounts receivable, other	24,495		28,023		3,528
Other	2,535		7,399		4,864
Allowance for doubtful accounts	(469)		(234)		235
Total current assets	389,221	43.7	425,532	47.8	36,311
II Fixed assets					
1. Property, plant and equipment, net					
Buildings	54,034		50,813		(3,221)
Structures	–		6,778		6,778
Machinery	73,144		68,181		(4,963)
Aircrafts	–		9		9
Vehicles	–		1,229		1,229
Tools and equipment	12,296		10,208		(2,088)
Land	83,634		89,512		5,878
Construction in progress	–		7,029		7,029
Other	17,327		–		(17,327)
Total property, plant and equipment, net	240,435	27.0	233,759	26.3	(6,676)
2. Intangible assets					
Patents	94		79		(15)
Land lease rights	11		11		–
Trademark	6		5		(1)
Software	12,557		9,865		(2,692)
Other	860		370		(490)
Total intangible assets	13,528	1.5	10,330	1.2	(3,198)
3. Investments and other assets					
Investment securities	55,280		41,362		(13,918)
Investments in subsidiaries and affiliated companies	143,252		143,564		312
Investment securities, other than stock	8		8		–
Investments in subsidiaries and affiliated companies, other than stock	1,056		1,983		927
Long-term loans	5		5		–
Long-term loans for employees	128		118		(10)
Long-term loans for subsidiaries and affiliated companies	44,600		26,030		(18,570)
Bankruptcy and rehabilitation claims	6,452		6,486		34
Long-term prepaid expenses	1,931		1,543		(388)
Deferred tax assets	3,257		11,992		8,735
Other	2,121		3,404		1,283
Allowance for devaluation of investments	–		(1,271)		(1,271)
Allowance for doubtful accounts	(9,992)		(14,889)		(4,897)
Total investments and other assets	248,098	27.8	220,335	24.7	(27,763)
Total fixed assets	502,061	56.3	464,424	52.2	(37,637)
Total assets	891,282	100.0	889,956	100.0	(1,326)

(Unit: Million yen)

	FY 2007 (as of March 31, 2007)			FY 2008 (as of March 31, 2008)			Changes Increase / (Decrease)
	Amount		%	Amount		%	Amount
LIABILITIES AND NET ASSETS							
I Current liabilities							
Notes payable, trade		3,941			3,620		(321)
Accounts payable, trade		166,929			197,072		30,143
Short-term borrowings		17,548			20,046		2,498
Current portion of bonds		10,000			30,000		20,000
Accounts payable, other		18,744			15,371		(3,373)
Accrued expenses		29,111			29,015		(96)
Accrued income taxes		3,239			5,126		1,887
Advances received		6,254			4,145		(2,109)
Deposits received		960			1,024		64
Income in advance		181			186		5
Accrued bonus		10,076			10,249		173
Accrued director's bonus		92			96		4
Accrued warranty claims		7,520			6,180		(1,340)
Other		1,401			23		(1,378)
Total current liabilities		275,996	31.0		322,153	36.2	46,157
II Long-term liabilities							
Bonds		90,000			60,000		(30,000)
Long-term debts		23,727			22,217		(1,510)
Long-term accounts payable, other		—			10,604		10,604
Accrued pension and severance benefits		27,651			23,847		(3,804)
Accrued directors' severance and retirement benefits		200			—		(200)
Provision for losses on guarantees		745			745		—
Other		8,940			1,161		(7,779)
Total long-term liabilities		151,263	16.9		118,574	13.3	(32,689)
Total liabilities		427,259	47.9		440,727	49.5	13,468
NET ASSETS							
I Shareholders' capital							
Common stock		153,795	17.3		153,795	17.3	—
Capital surplus							
Capital reserve	160,071			160,071			
Other capital reserve	49			43			
Capital surplus total		160,120	18.0		160,114	18.0	(6)
Retained earnings							
Legal reserve	7,901			7,901			
Other Retained earnings							
Advanced depreciation reserve	719			749			
General reserve	85,335			85,335			
Unappropriated retained earnings	75,500			68,944			
Retained earnings total		169,455	18.9		162,929	18.3	(6,526)
Less-treasury stock, at cost		(40,477)	(4.5)		(40,504)	(4.6)	(27)
Total shareholders' capital		442,893	49.7		436,334	49.0	(6,559)
II Valuation, translation, and other adjustments							
Net unrealized holding gains on securities		21,130	2.4		12,895	1.5	(8,235)
Total valuation, translation, and other adjustments		21,130	2.4		12,895	1.5	(8,235)
Total net assets		464,023	52.1		449,229	50.5	(14,794)
Total liabilities and net assets		891,282	100.0		889,956	100.0	(1,326)

2. Non-consolidated Statements of Income

(Unit: Million yen)

	FY 2007 (ended March 31, 2007)			FY 2008 (ended March 31, 2008)			Changes Increase/ (Decrease)
	Amount		%	Amount		%	Amount
I Net sales		964,424	100.0		1,018,820	100.0	54,396
II Cost of sales		782,838	81.2		843,069	82.7	60,231
Gross profit		181,586	18.8		175,751	17.3	(5,835)
III Selling, general and administrative expenses		148,079	15.3		149,921	14.8	1,842
Operating income		**33,507**	**3.5**		**25,830**	**2.5**	**(7,677)**
IV Non-operating income							
Interest and dividends income	2,659			2,959			
Gain on revaluation of derivatives	4,166			4,921			
Other	6,363	13,188	1.3	4,514	12,394	1.2	(794)
V Non-operating expenses							
Interest expenses	1,656			1,768			
Foreign exchange losses	12,082			5,998			
Loss on revaluation of derivatives	72			—			
Other	5,750	19,560	2.0	5,611	13,377	1.3	(6,183)
Ordinary income		**27,135**	**2.8**		**24,847**	**2.4**	**(2,288)**
VI Extraordinary gains							
Gain on sale of property, plant and equipment	678			1,025			
Gain on sale of securities	—			1,652			
Prior period adjustment	1,451			—			
Other	363	2,492	0.3	0	2,677	0.3	185
VII Extraordinary losses							
Loss on sale and disposal of property, plant and equipment	1,424			3,945			
Loss on devaluation of securities	892			2,418			
Impairment loss on property, plant and equipment	—			10,940			
Allowance for doubtful accounts	3,077			4,885			
Allowance for losses on guarantees	745			—			
Allowance for devaluation of investments	—			1,271			
Loss on liquidation of affiliated companies	1,922			—			
Other	176	8,236	0.9	—	23,459	2.3	15,223
Income before income taxes		21,391	2.2		4,065	0.4	(17,326)
Income taxes-current	5,634			7,540			
Income taxes-deferred	22,148	27,782	2.9	(3,417)	4,123	0.4	(23,659)
Net loss		**6,391**	**(0.7)**		**58**	**(0.0)**	**6,333**

3. Non-consolidated Statements of Changes in Net Assets

FY 2008 (from April 1, 2007 to March 31, 2008) (Unit: Million yen)

	Shareholders' capital								
		Capital surplus			Retained earnings				
	Common stock	Capital reserve	Other	Total	Legal reserve	Other			Total
						Ad. dep. reserve	General reserve	Unappropriated retained earnings	
Balance, March 31, 2007	153,795	160,071	49	160,120	7,901	719	85,335	75,500	169,455
Increase (decrease) during the year									
Reserve for reduction in cost basis of fixed assets	–	–	–	–	–	30	–	(30)	–
Cash dividends	–	–	–	–	–	–	–	(6,468)	(6,468)
Net loss	–	–	–	–	–	–	–	(58)	(58)
Purchase of treasury stock	–	–	–	–	–	–	–	–	–
Disposal of treasury stock	–	–	(6)	(6)	–	–	–	–	–
Changes (other than shareholders' capital), net	–	–	–	–	–	–	–	–	–
Total	–	–	(6)	(6)	–	30	–	(6,556)	(6,526)
Balance, March 31, 2008	153,795	160,071	43	160,114	7,901	749	85,335	68,944	162,929

	Shareholders' capital		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2007	(40,477)	442,893	21,130	21,130	464,023
Increase (decrease) during the year					
Reserve for reduction in cost basis of fixed assets	–	–	–	–	–
Cash dividends	–	(6,468)	–	–	(6,468)
Net loss	–	(58)	–	–	(58)
Purchase of treasury stock	(60)	(60)	–	–	(60)
Disposal of treasury stock	33	27	–	–	27
Changes (other than shareholders' capital), net	–	–	(8,235)	(8,235)	(8,235)
Total	(27)	(6,559)	(8,235)	(8,235)	(14,794)
Balance, March 31, 2008	(40,504)	436,334	12,895	12,895	449,229

FY 2007 (from April 1, 2006 to March 31, 2007)

(Unit: Million yen)

	Shareholders' capital								
		Capital surplus			Retained earnings				
	Common stock	Capital reserve	Other	Total	Legal reserve	Other: Ad. dep. reserve	Other: General reserve	Other: Unappropriated retained earnings	Total
Balance, March 31, 2006	153,795	160,071	–	160,071	7,901	687	85,335	88,441	182,364
Increase (decrease) during the year									
Reserve for reduction in cost basis of fixed assets	–	–	–	–	–	32	–	(32)	–
Cash dividends	–	–	–	–	–	–	–	(6,452)	(6,452)
Payment of bonuses to directors and statutory auditors	–	–	–	–	–	–	–	(66)	(66)
Net loss	–	–	–	–	–	–	–	(6,391)	(6,391)
Purchase of treasury stock	–	–	–	–	–	–	–	–	–
Disposal of treasury stock	–	–	49	49	–	–	–	–	–
Changes (other than shareholders' capital), net	–	–	–	–	–	–	–	–	–
Total	–	–	49	49	–	32	–	(12,941)	(12,909)
Balance, March 31, 2007	153,795	160,071	49	160,120	7,901	719	85,335	75,500	169,455

	Shareholders' capital		Valuation, translation and other adjustments		Net assets total
	Treasury stock	Total	Net unrealized holding gains on securities	Total	
Balance, March 31, 2006	(41,519)	454,711	19,920	19,920	474,631
Increase (decrease) during the year					
Reserve for reduction in cost basis of fixed assets	–	–	–	–	–
Cash dividends	–	(6,452)	–	–	(6,452)
Payment of bonuses to directors and statutory auditors	–	(66)	–	–	(66)
Net loss	–	(6,391)	–	–	(6,391)
Purchase of treasury stock	(62)	(62)	–	–	(62)
Disposal of treasury stock	1,104	1,153	–	–	1,153
Changes (other than shareholders' capital), net	–	–	1,210	1,210	1,210
Total	1,042	(11,818)	1,210	1,210	(10,608)
Balance, March 31, 2007	(40,477)	442,893	21,130	21,130	464,023

4. Notes to Non-consolidated Financial Statements

(Non-consolidated Statements of Income)

[Significant items of extraordinary gains and extraordinary losses]

FY 2007

(1)

Not Applicable.

(2) Prior period adjustment

Period adjustment represents a gain due to final settlement on reversal of a portion of "Loss on termination of a joint development project (a joint development project for new model vehicles)" which was recorded as an extraordinary loss in prior period.

(3)

Not Applicable.

(4) Allowance for doubtful accounts

The allowance has been provided for affiliated companies.

(5) Loss on liquidation of affiliated companies

[1] Integration of dealer subsidiaries

The Company has recorded 1,009 millions yen for estimated losses as a result of integration of dealer subsidiaries in Osaka prefecture and Wakayama prefecture.

[2] Liquidation of a joint venture

The Company has recorded a 913 millions yen loss on liquidation of Fuji AT Ltd, which was a joint venture with JATCO Ltd.

FY 2008

(1) Gain on sale of securities

"Gain on sale of securities" includes a gain of 1,571 million yen on sale of affiliated company stock.

(2)

Not Applicable.

(3) Impairment loss

The Company recorded an impairment loss with regard to the following asset groups.

Use	Location	Category	Amount
Production facility	Gunma prefecture	Buildings, machinery and other	9,728 millions yen
Idle assets	Gunma prefecture	Machinery and other	1,195 millions yen

Operating properties are generally grouped by line of business, and idle assets are grouped on a property by property basis.

The Company has revised its assets grouping within the Automobile business as a result of the agreement to take the supply of mini car under an OEM arrangement from Daihatsu Motor Co., Ltd., on April 10, 2008. Accordingly, the net book amount of mini car production facilities was reduced to an estimated recoverable amount.

In addition, the Company recorded impairment losses on idle facilities to be disposed of.

The Company recorded these impairment losses as part of extraordinary losses. A breakdown by asset category was; buildings of 1,710 million yen, machinery of 8,118 million yen, and tools and equipment and other of 1,095 million yen.

The recoverable amount was based on an estimated net realizable value which is the estimated disposal value derived from the published assessed value of properties less costs to sell.

(4) Allowance for doubtful accounts

The allowance has been provided for affiliated companies.

(5)

Not Applicable.

FY 2007	FY 2008
(6) Income tax-deferred Since the adoption of the accounting standard for financial instruments, the Company has conservatively recorded impairment losses on its investments in subsidiaries. In accordance with its accounting policy, the Company recognized deferred tax assets for the resulting deductible temporary differences between the carrying amounts of its investments in subsidiaries and their respective tax bases, since the Company considered those deferred tax assets to be fully realizable through a tax-planning strategy such as regional integration or reorganization of domestic dealership subsidiaries based on its business plan. However, pursuant to the new mid-term business plan that was recently announced, the Company re-evaluated the tax-planning strategy including the possibility of regional integration or reorganization, and the timing of related tax deductions, and has concluded that the scheduling of the reversal of such deductible temporary differences became no longer feasible. As a result, the Company has provided a valuation allowance of 19,892 millions yen against its deferred tax assets related to the impairment losses on investments in subsidiaries in FY 2007.	(6) Not Applicable.

(Changes in Presentation of Non-consolidated Financial Statements)

[Non-consolidated Balance Sheets]

(1) "Structures", "Aircraft", "Vehicles", and "Construction in progress" which were included "Other" property, plant and equipment in FY 2007, have been presented as a separate line item in FY 2008. Included in "Other" property, plant and equipment of 17,327 million yen in FY 2007 were "Structures" of 7,221 million yen, "Aircraft" of 12 million yen, "Vehicles" of 1,251 million yen, and "Construction in progress" of 8,843 million yen.

(2) "Long-term accounts payable, other" which was included in "Other" long-term liabilities in FY 2007, has been presented as a separate line item in FY 2008. Included in "Other" long-term liabilities of 8,940 million yen in FY 2008 was "Long-term accounts payable, other" of 7,743 million yen.

[Non-consolidated Statements of Income]

(1) "Gain on sale of securities" which was included in "Other" extraordinary gains in FY 2007, has been presented as a separate line item in FY 2008. "Gain on sale of securities" included in "Other" extraordinary gains of 363 million yen in FY 2007 was 211 million yen.

(2) "Impairment loss on property, plant and equipment" which was included in "Other" Extraordinary losses in FY 2007, has been presented as a separate line item in FY 2008. "Impairment loss on property, plant and equipment" included in "Other" extraordinary losses of 176 million yen in FY 2007 was 157 million yen.

(Subsequent Event)

(Development of a business alliance)

The Company at its board of directors meeting on April 10, 2008 resolved to enter into an alliance relationship in the development and production of cars, and the disposition of its own shares in treasury to give effect to such a business alliance.

1. Alliance partners : Toyota Motor Corporation (TMC) and Daihatsu Motor Co., Ltd. (Daihatsu)
2. Alliance contents :
   (1) TMC and FHI jointly develop a compact rear-wheel-drive sportscar, and market the new model through the sales channels of both companies.
   (2) TMC supplies a sub-compact car to FHI under an OEM arrangement.
   (3) Daihatsu supplies a mini car and a sub-compact car "COO" to FHI under an OEM arrangement.
3. Disposition of treasury stock
   The Company sells its treasury stock to TMC in order to further strengthen its relationship with TMC.

(1) Class of stocks	:	Common stock
(2) Method of sale of treasury stock	:	Private placement to a designated third party
(3) Total number of shares	:	61,000,000 shares
(4) Sale price	:	510 yen per share (Total 31,110 millions yen)
(5) The basis for calculation of the sale price	:	The sale price of 510 yen was determined in reference to the average closing price of FHI shares of 462 yen at the Tokyo Stock Exchange from December 11, 2007 to March 10, 2008. (Plus 10% premium, rounded up to the nearest whole yen)
(6) Placement period	:	From May 2, 2008 to May 1, 2009

4. Construction of a new assembly plant
   The Company plans to build a new vehicle assembly plant in Oizumimachi, Ora-gun, Gunma, in connection with the development of the business alliance with TMC and Daihatsu. Details of the plan such as the amount of investment are yet to be determined through a discussion with TMC.

(Change of rthe etirement benefit scheme)

Effective April 1, 2008, the Company restructured part of its retirement benefit scheme and has introduced a defined benefit plan and a defined contribution pension, in order to stabilize post-retirement life of its retired employees as well as to improve the Company's financial position by reducing the retirement benefit liabilities.

Contents of change :
(1) Introduction of a point system
(2) Transfer of its qualified pension plan to a defined benefit plan and a defined contribution pension

The Company is to account for this change in accordance with Corporate Accounting Implementation Guidelines No. 1, "Accounting for Transfers Between Retirement Benefit Plans" (Accounting Standards Board of Japan, January 31, 2002), and expects to recognize a gain of 650 million yen as a result of a reduction in the retirement benefit liabilities.



<Reference for FY2008 Consolidated Financial Results>

(APR. 28, 2008)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	RESULTS FY2007 Apr.2006 to Mar.2007	RESULTS FY2008 Apr.2007 to Mar.2008		FORECAST FY2009 Apr.2008 to Mar.2009	
Net Sales	14,948	15,723	5.2 %	16,000	1.8 %
Domestic	5,762	5,440	-5.6 %	5,600	2.9 %
Overseas	9,186	10,284	11.9 %	10,400	1.1 %
Margin Percentage	3.2%	2.9%		1.4%	
Operating income	479	457	-4.6 %	230	-49.6 %
Margin Percentage	2.8%	2.9%		1.3%	
Ordinary income	422	454	7.6 %	200	-56.0 %
Margin Percentage	2.1%	1.2%		0.6%	
Net income	319	185	-42.1 %	100	-45.9 %
Change of operating income by factors		**Gain factors** Reduction in cost & Net of raw material price raise 70 Foreign exchange 10 **Loss factors** Increase of SG&A expenses and others 81 Increases of R&D expenses 13 Deterioration of sales volume & mixture and others 8		**Gain factors** Improvement of sales volume & mixture and others 474 **Loss factors** Foreign exchange 460 Increase of SG&A expenses and others 138 Reduction in cost & Net of raw material price raise 73 Increases of R&D expenses 30	
Exchange rate YEN/US$	117	116		100	
Capital investment	596	563		700	
Depreciation and amortization	589	655		660	
R&D expenses	507	520		550	
Interest bearing debt	3,439	3,045		3,045	
Performance of operation		Net sales to increase Net income to decrease Best net sales		Net sales to increase Net income to decrease Best net sales	
Domestic sales	227	209	-8.0 %	213	1.9 %
Passenger Cars	81	78	-3.9 %	98	25.6 %
Minicars	146	131	-10.3 %	115	-12.3 %
Overseas sales	351	388	10.5 %	423	9.1 %
North America	207	210	1.9 %	223	5.8 %
Europe	71	86	20.4 %	102	18.3 %
Other	73	92	25.2 %	99	8.1 %
Total sales	578	597	3.2 %	636	6.6 %

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.
* Exchange rate is the non-consolidated sales rate of FHI.


END